SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              01 February, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 01 February, 2008 re: Directorate Change





07/08
                                                 1 February 2008


LLOYDS TSB GROUP APPOINTS NEW NON-EXECUTIVE DIRECTOR

The board is pleased to announce the appointment of Sir David Manning, GCMG, CVO as a non-executive director of both Lloyds TSB Group plc and Lloyds TSB Bank plc from 1st May 2008.

Sir Victor Blank, Chairman of Lloyds TSB Group, said: "We are delighted that Sir David has accepted our invitation to join the board in May. His wise counsel and particular knowledge, skills and experience, gained during a distinguished career in the Foreign and Commonwealth Office, will be invaluable to our group. We are pleased to have secured his services following his retirement as Her Majesty's Ambassador to the United States of America."


                                    - ends -

1.   Biographical details are attached.

2. To comply with paragraph LR 9.6.13R of the UK Listing Authority listing rules, the company confirms that:

     (i) Sir David has not held any directorship in any publicly quoted company at any time in the past five years;

     (ii) there are no matters required by paragraphs LR 9.6.13R (2) to (6) of the listing rules to be disclosed in relation to Sir David Manning; and

     (iii)under the rules on the acceptance of outside appointments by Crown servants, Sir David applied for permission to accept this appointment. The Secretary of State for Foreign and Commonwealth Affairs, on the advice of the Advisory Committee on Business Appointments, approved the application subject to the 3 month waiting period from Sir David's last day of Crown service normally applied to Crown servants at Sir David's level, and the condition that, for 12 months from that same date, he should not become personally involved in lobbying UK Government Ministers or officials on behalf of Lloyds TSB Group plc.



Sir David Manning

Biographical details:


2003 - 2007:       Washington, USA (Ambassador)
2001 - 2003:       Foreign Policy Adviser to the Prime Minister
2001:              UK Delegation NATO Brussels (Ambassador)
1998 - 2000:       Foreign and Commonwealth Office (Deputy Under-Secretary)
1995 - 1998:       Tel Aviv, Israel (Ambassador)
1994 - 1995:       Foreign and Commonwealth Office (Head of Policy Planning
                   Staff)
1994:              UK member of Contact Group on Bosnia (International
                   Conference on Former Yugoslavia)
1993 - 1994:       Foreign and Commonwealth Office (Head of Eastern Department)
1990 - 1993:       Moscow, Russia (Counsellor, Head of Chancery)
1988 - 1990:       Counsellor on loan to Cabinet Office
1984 - 1988:       Paris, France (1st Secretary)
1982 - 1984:       Foreign and Commonwealth Office (Deputy Head of Policy
                   Planning Staff)
1980 - 1982:       Foreign and Commonwealth Office (Soviet Department)
1977 - 1980:       New Delhi, India (2nd later 1st Secretary)
1974 - 1977:       Warsaw, Poland (3rd later 2nd Secretary)
1972 - 1974:       Foreign and Commonwealth Office (Mexico/Central America
                   Department)
1972:              Entered Foreign and Commonwealth Office



For further information:-

Investor Relations
Michael Oliver                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media
Mary Walsh                                            +44 (0) 20 7356 2121
Director of Corporate Relations
Email: mary.walsh@lloydstsb.co.uk


                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  01 February, 2008